# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BlackSky Technology Inc., CIK 0001753539
CUSIP: 09263B207
Title of class of securities: Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50
Address of issuer's principal executive offices: 13241 Woodland Park Road, Suite 300, Herndon, Virginia (VA), 20171
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-24-004677
Filed by CIK 0001758720

## Reporting persons
- Walleye Capital LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Minnesota (MN); sole voting power 230,572.5; shared voting power 0; sole dispositive power 230,572.5; shared dispositive power 0; aggregate amount beneficially owned 230,572.5 (0.8% of the class)

## Item 1. Issuer
Name of issuer: BlackSky Technology Inc.
Address of issuer's principal executive offices: 13241 Woodland Park Road, Suite 300, Herndon, Virginia 20171

## Item 2. Person Filing
Name of person filing: Walleye Capital LLC
Address of principal business office or, if none, residence: 315 Park Ave. South, New York, NY 10010
Citizenship: A Minnesota limited liability company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 230,572.50
Percent of class: 0.8
Sole power to vote or to direct the vote: 230,572.50
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 230,572.50
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
* This correction filing is being made due to a miscalculation of beneficial ownership as a result of the issuer's reverse stock split not being considered during the initial submission.

## Signatures
- Walleye Capital LLC: Thomas Wynn, Thomas Wynn / Global Chief Compliance Officer (01/24/2025)